

June 15, 2012

<u>Via Email</u>
Kimberly A. Dang
Chief Financial Officer
El Paso Pipeline Partners, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33825**
> **Colorado Interstate Gas Company, L.L.C.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-04874**

Dear Ms. Dang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>El Paso Pipeline Partners, L.P.</u>

<u>Form 10-K for the year ended December 31, 2011</u>

1. Where applicable, please apply these comments to the filings of your reporting subsidiaries.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

2. We assume by the lack of segment disclosures that you have one reportable segment.
    Please tell us if you aggregate any operating segments into your single reportable
    segment. If so, please tell us how your operating segments are structured and how they
    meet the aggregation criteria of paragraph ASC 280-10-50-11, including how you
    determined the aggregated operating segments have similar economic characteristics, and
    disclose that operating segments have been aggregated in accordance with paragraph
    280-10-50-21a.

Property, Plant and Equipment, page 58

3. You disclose on page 63 that you recorded a $21 million charge during fiscal 2010 to
    write down the net property, plant and equipment associated with your fiscal 2009
    Natural Buttes sale. We note that the charge resulted from a FERC order "that utilized a
    different depreciation allocation methodology to estimate the net book value of the
    facilities." Please provide us with further information regarding the terms of the FERC
    order. Clarify why this subsequent charge was required and explain if the charge related
    to the correction of an error. If the charge was an error correction, please tell us the
    implications of this error on your remaining property, plant and equipment balance,
    including whether or not your depreciation methodologies are consistent with GAAP and
    FERC guidelines and whether or not the FERC order resulted in any changes in your
    depreciable lives and/or methods.

4. You disclose that you capitalize indirect construction costs to property, plant, and
    equipment. Please tell us and disclose in future filings the nature of any material
    categories of capitalized indirect costs and the methods you use to allocate these costs to
    your capital projects.

7. Long-Term Debt and Other Financing Obligations, page 68

5. We note your disclosure on page 71 that you transferred the title in certain projects to
    WYCO, your equity method investee, but continue to reflect the related property, plant,
    and equipment in your financial statements due to your "continuing involvement with the
    projects through WYCO." Citing applicable GAAP guidance, explain to us in sufficient
    detail how you determined your accounting treatment.

Item 9A. Controls and Procedures, page 83

6. We note that your evaluation "considered the various processes carried out under the direction of [your] disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely." Please note that if you choose to define disclosure controls and procedures that you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934. Alternatively, you are not required to define disclosure controls and procedures in your disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures. In future filings, please revise your disclosure to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

7. We note your disclosure that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please confirm to us and revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective <u>at the reasonable assurance level</u>. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Colorado Interstate Gas Company, L.L.C.

Form 10-K for the year ended December 31, 2011

Item 15. Exhibits and Financial Statements Schedules, page 51

8. We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K. It appears that your Form S-3 effective April 20, 2009 may have triggered the requirement for your auditors to consent to the incorporation by reference of their audit report dated February 27, 2012 included within this Form 10-K. Please file a consent, tell us where you filed this consent, or explain to us why you do not believe a consent is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding the comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief